                                    FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
     1934

                  For the fiscal year ended September 30, 2003

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from _______ to _________

                  Commission file numbers 1-2116 and 000-50408

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                            (Full title of the Plan)

                        ARMSTRONG WORLD INDUSTRIES, INC.
                            ARMSTRONG HOLDINGS, INC.
               2500 Columbia Avenue Lancaster, Pennsylvania 17604
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                                                                                      Page No.
                                                                                      --------
Item 1. Independent Auditors' Report                                                      4

Item 2. Statements of Net Assets Available for Benefits September 30, 2003 and 2002       5

Item 3. Statements of Changes in Net Assets Available for Benefits Years ended
        September 30, 2003 and 2002                                                       6

Notes to Financial Statements                                                            7-15

Exhibits                                                                                  16

        Consent of Independent Auditors

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                        RETIREMENT SAVINGS PLAN FOR HOURLY-PAID
                        EMPLOYEES OF ARMSTRONG WORLD INDUSTRIES, INC.


March 23, 2004          By: /s/: Matthew J. Angello
                        ---------------------------
                        Matthew J. Angello, Chairman of the Retirement Committee

Item 1

                          Independent Auditors' Report

The Retirement Committee
Armstrong World Industries, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. as of September 30, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, on December 6, 2000, Armstrong World Industries, Inc., the Plan's sponsor, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. as of September 30, 2003 and 2002 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

March 15, 2004
Philadelphia, Pennsylvania

Item 2

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                 Statements of Net Assets Available for Benefits
                           September 30, 2003 and 2002

                                                                                               September 30,
                                                                                        -----------------------------
                                                                                           2003             2002
                                                                                        ------------     ------------
Assets:
   Investments in master trust:
     Cash equivalents:
        Fidelity Retirement Money Market Portfolio                                      $  4,255,415     $  1,285,046
     Shares of registered investment companies:
        Fidelity Magellan Fund                                                            11,407,685        8,592,075
        Fidelity Low-Priced Stock Fund                                                       910,808          557,279
        Fidelity OTC Portfolio                                                             2,806,378        2,164,037
        Fidelity Asset Manager Fund                                                        1,372,776        1,387,574
        Fidelity Asset Manager:  Income Fund                                                 102,951          112,187
        Fidelity Asset Manager:  Growth Fund                                                 947,482          914,506
        Fidelity Overseas Fund                                                               429,915          147,730
        MSIF Trust Value Portfolio                                                           200,814          152,264
        MSIF Trust Mid Cap Core Portfolio                                                    997,078          749,714
        Spartan US Equity Index Fund                                                       5,874,445        5,212,768
        MSIF Global Value Equity Portfolio                                                   167,244          135,876
        Fidelity Equity Income Fund                                                        1,611,196               --
        Fidelity Intermediate Bond Fund                                                    2,602,281               --
        Fidelity Freedom 2010 Fund                                                           257,165               --
        Fidelity Freedom 2020 Fund                                                            90,330               --
        Fidelity Freedom 2030 Fund                                                           201,663               --
        Fidelity Freedom 2040 Fund                                                             1,840               --
        Fidelity Freedom Income Fund                                                          35,811               --
    Interest in common/collective trusts:
        Fidelity Managed Income Portfolio II, Class 3                                     45,869,311               --
    Fixed income investment contracts:
        Fidelity Interest Income Fund                                                             --       46,376,129
    Armstrong Holdings, Inc. Common Stock                                                  1,224,221        1,259,667
    Participant loans                                                                      2,327,631        1,750,836
                                                                                        ------------     ------------
            Total investments                                                             83,694,440       70,797,688
                                                                                        ------------     ------------
    Net assets available for benefits                                                   $ 83,694,440     $ 70,797,688
                                                                                        ============     ============

See accompanying notes to the financial statements.

Item 3

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
           Statements of Changes in Net Assets Available for Benefits
                     Years Ended September 30, 2003 and 2002

                                                                                        Year Ended September 30,
                                                                                       --------------------------
                                                                                           2003          2002
                                                                                       ------------  ------------
Additions to net assets attributed to:
     Employee contributions                                                            $  4,811,799  $  4,884,373
     Employer contributions                                                                 335,654            --
     Dividends                                                                            1,974,878       285,755
     Interest on fixed income investments                                                   581,640     2,542,282
     Interest on loans                                                                      119,405       120,357
     Net transfers from other employee benefit plans                                      8,291,088            --
     Net appreciation in fair value of investments                                        4,983,185            --
                                                                                       ------------  ------------
           Total additions                                                               21,097,649     7,832,767
                                                                                       ------------  ------------

Reduction in net assets attributed to:
     Benefits paid to participants                                                        8,118,138     5,457,618
     Deemed distributions of participant loans                                               82,759        29,053
     Net depreciation in fair value of investments                                               --     6,011,496
     Net transfers to other employee benefit plans                                               --       642,963
                                                                                       ------------  ------------
           Total reductions                                                               8,200,897    12,141,130
                                                                                       ------------  ------------
     Net increase (decrease)                                                             12,896,752    (4,308,363)

Net assets available for benefits:
     Beginning of year                                                                   70,797,688    75,106,051
                                                                                       ------------  ------------
     End of year                                                                       $ 83,694,440  $ 70,797,688
                                                                                       ============  ============

See accompanying notes to the financial statements.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                          Notes to Financial Statements

(1)  Plan Description

     The Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. ("the Plan") is a defined contribution plan established for the purpose of providing eligible hourly-paid employees a means for long-term savings intended for the accumulation of retirement income. On December 6, 2000, Armstrong World Industries, Inc. ("Armstrong") filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in Wilmington, DE in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability. Management does not anticipate that Armstrong's bankruptcy filing will have an adverse impact on the operations of the Plan. See Note 9 for further discussion of Chapter 11 events.

     On October 17, 2002, Armstrong's Retirement Committee unanimously passed a resolution to merge the Armstrong Wood Products Non-Union Hourly Employees 401(k) Plan and the Hartco Flooring Co. Bargaining Employees' Retirement Savings Plan, and portions of the Hartco Flooring Co. Retirement Savings Plan and the Robbins Hardwood Flooring, Inc. Employees' Retirement Savings Plan, into the Plan. Effective December 20, 2002, plan assets of $8.7 million were transferred into the Plan.

     Separate balances are maintained for contributions made by or on behalf of a participant. The balances in each fund reflect the participants' contributions together with dividends, interest, other income, and realized and unrealized gains and losses allocated thereon.

     Each participant may have up to seven accounts that make up the participant's total balance:

          Sheltered account - The Plan was amended effective April 1, 2002 to allow participants to contribute from 1% to 40% of pretax compensation as deferred compensation, as permitted under Section 401(k) of the Internal Revenue Code. Prior to April 1, 2002, participants could contribute from 1% to 15% of pretax compensation.

          Standard account - Participants may contribute from 1% to 10% of after-tax compensation.

          Rollover account - Participants may invest any untaxed amounts rolled over from another tax-qualified, employer-sponsored plan. The Plan was amended to expand the permissible sources of rollover contributions beginning January 1, 2003 to include qualified annuity contracts, tax-deferred annuity plans, governmental deferred compensation plans, and individual retirement arrangements.

          Age 50 catch-up account - The Plan was amended effective January 1, 2003 to allow participants who are age 50 or older to make "catch-up" contributions, subject to the annual limits on catch-up contributions specified in the Internal Revenue Code.

          Company match account - For certain participants who are employed by Armstrong Wood Products, Inc., Armstrong contributes an amount equal to 50% of the first 6% of each participant's sheltered account contributions. This account also holds any amount contributed by Armstrong before cash matching contributions were discontinued in 1989 and 1990, depending upon the participant's work location (formerly referred to as the Old Match account).

          AWP profit sharing account - This account holds discretionary and non-discretionary profit sharing money contributed by Armstrong for certain employees.

          Tax-deductible account (MIRA) - This account holds any contributions made to the Plan before January 1, 1987. No new contributions can be made to this account.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

     Participants have an immediate 100% vested interest with respect to their contributions. Participants hired prior to and actively employed on January 1, 2003 are fully vested with regard to any Armstrong contributions. Participants hired on or after January 1, 2003 are fully vested in any Armstrong contributions after three years of service. Participants who were former participants in the Armstrong Wood Products Non-Union Hourly Employees 401(k) Plan, the Hartco Flooring Co. Bargaining Employees' Retirement Savings Plan, the Hartco Flooring Co. Retirement Savings Plan and the Robbins Hardwood Flooring, Inc. Employees' Retirement Savings Plan but were not actively employed on January 1, 2003 will become vested based upon the requirements of those predecessor plans (maximum vesting period of five years).

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements have been prepared on the accrual basis except for interest income on participant loans, which is recorded when received.

          The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates recorded.

     (b)  Investments in Master Trust

          The money market and managed income portfolios are stated at cost, which approximates fair value. The value of the participant loans represents the unpaid principal of employee loans. The value of all other investments is based on quoted market price.

          Securities transactions are recognized on the settlement date (the date on which payment for a buy or sell order is made or received), since adjustment to a trade-date basis would not be material. Dividend income is recorded on the ex-dividend date. Interest income on participant loans is recorded when received.

          Deemed distributions occur when active participants default on their loans. Their loans are in default due to failure to make the required repayments or their loans mature and have not been repaid in full.

     (c)  Expenses

          All legal, accounting and administrative expenses associated with Plan operations are paid by Armstrong.

(3)  Investments in Master Trust

     Assets are held in a Master Trust administered by Fidelity Management Trust Co., as Trustee, and are segregated into twenty-one investment options.

     The following is a brief description of the investment funds to which Plan participants may elect to allocate their contributions. Participants should refer to fund prospectuses for more complete information regarding the investment funds.

     1. Spartan US Equity Index Fund - This fund is principally a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard & Poor's Composite Index of 500 stocks.

     2. Fidelity Magellan Fund - This fund invests in common stocks of companies having substantial growth prospects as determined by independent investment managers.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

3. Fidelity Low-Priced Stock Fund - This fund seeks capital appreciation through investments primarily in U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor.

4. Fidelity Retirement Money Market Portfolio - This fund invests in short-term (less than one year maturity) fixed income instruments such as U.S. Treasury Bills, bank certificates of deposit, and high-grade commercial paper.

5. Fidelity Managed Income Portfolio II, Class 3 - Prior to May 15, 2001, contributions to the Fidelity Interest Income Fund were invested in the general accounts of insurance companies and were credited at contracted interest rates. Invested principal and accumulated interest amounts were guaranteed against loss by the insurance company. Crediting interest rates were reset periodically during the plan year. At September 30, 2002, the interest rates ranged between 3.25% and 6.82%. The average yield at September 30, 2002 was 4.98%. Beginning May 15, 2001, contributions to this fund are invested in shares of Fidelity Managed Income Portfolio II (MIPII). As existing insurance contracts matured or were liquidated, the Fidelity Interest Income Fund used the proceeds to purchase shares of MIPII. As of January 2, 2003, all insurance contracts had matured or were liquidated, the Fidelity Interest Income Fund was dissolved, and the Plan began investing directly in the Fidelity MIPII Fund. MIPII is a commingled pool of the Fidelity Group Trust for 401(k) plans which is comprised of high-quality fixed income investment contracts.

6. MSIF Global Value Equity Portfolio - This fund invests in a diversified selection of stocks throughout the world. It seeks to increase the value of the investment over the long term through growth of capital.

7. Armstrong Holdings, Inc. Common Stock - Amounts invested in this fund, along with dividend earnings thereon, are invested in Armstrong Holdings, Inc. common stock. Common stock shares held by the fund at September 30, 2003 and 2002 were 816,147 and 933,032, respectively. On May 1, 2000,
     Armstrong Holdings, Inc. acquired the stock of Armstrong World Industries, Inc. An indirect holding in Armstrong World Industries, Inc. makes up substantially all of the assets of Armstrong Holdings, Inc. As of December 19, 2000, the Plan was amended to eliminate this investment option effective with contributions made on or after December 27, 2000 and transfers processed on or after January 1, 2001.

8. Fidelity Overseas Fund - This fund invests in securities of issuers whose principal business activities are outside the U.S. Investments may include common stock and securities convertible into common stock, as well as debt instruments.

9. Fidelity OTC Portfolio - This fund invests in securities traded in the over-the-counter securities market with the objective of maximizing capital appreciation. Over-the-counter securities include common and preferred stocks, securities convertible into common stock, warrants, and debt instruments.

10. Fidelity Asset Manager Fund - This is an asset allocation fund that invests in a diversified portfolio of stocks, bonds, and short-term instruments. The fund has a balanced investment strategy with a goal of high total return with reduced risk over the long term.

11. Fidelity Asset Manager: Income Fund - This is an asset allocation fund that invests in a diversified portfolio of stocks, bonds, and short-term instruments. The fund has an investment strategy focusing on bonds and short-term instruments to achieve a high level of current income and capital preservation.

12. Fidelity Asset Manager: Growth Fund - This is an asset allocation fund invested in a diversified mix of stocks, bonds, and short-term instruments. The fund's investment strategy is an aggressive one emphasizing stocks with the goal of maximum total return over the long term.

13. MSIF Trust Mid Cap Core Portfolio - This fund invests in undervalued common stocks of mid-sized companies with a strong potential for increase in share price. It seeks to provide above-average long-term returns.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

14. MSIF Trust Value Portfolio - This fund seeks to provide above average long-term returns by investing mostly in common stocks of large companies that are considered undervalued.

15. Fidelity Equity Income Fund - This fund has a primary objective of seeking reasonable income levels by investing at least 80% of total assets in income producing equity securities, which tends to lead to investments in large cap "value" stocks. The fund may also invest in other types of equity securities and debt securities, including lower-quality debt securities. The fund seeks a yield that exceeds the yield of the securities comprising the Standard & Poor's 500 Index.

16. Fidelity Intermediate Bond Fund - This fund has a primary objective of seeking high current income by investing in U.S. dollar-dominated investment grade debt securities with maturities between three to ten years. The Lehman Brothers Intermediate Government/Corporate Bond Index is used as a guide in structuring the fund and selecting the investments.

17. Fidelity Freedom 2010 Fund - This fund seeks high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2010.

18. Fidelity Freedom 2020 Fund - This fund seeks high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2020.

19. Fidelity Freedom 2030 Fund - This fund seeks high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2030.

20. Fidelity Freedom 2040 Fund - This fund seeks high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2040.

21. Fidelity Freedom Income Fund - This fund seeks high current income and, as a secondary objective, capital appreciation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds using a moderate allocation strategy designed for investors already in retirement.

Participant loans represent the unpaid principal balances of loans to Plan participants in accordance with established loan provision guidelines. At September 30, 2003, the interest rates ranged between 4.00% and 11.50%. At September 30, 2002, the interest rates ranged between 4.75% and 9.50%.

On June 25, 2002, the Plan was amended to add the Fidelity Equity Income Fund, the Fidelity Intermediate Bond Fund, and the Fidelity Freedom Funds as investment options effective January 1, 2003. In addition, the Asset Manager Funds are no longer offered with respect to contributions made or transfers requested on or after January 1, 2003. Any contribution election on December 31, 2002 to invest in one of the Asset Manager Funds was changed to a corresponding Fidelity Freedom Fund on January 1, 2003. Any balances in the Asset Manager Funds as of December 31, 2003 were also transferred to a corresponding Fidelity Freedom Fund on December 31, 2003.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

The following table presents the estimated fair values of the investments of the Master Trust at September 30, 2003 and 2002:

                    Investment                          September 30, 2003      September 30, 2002
                    ----------                          ------------------      ------------------
Spartan US Equity Index Fund                                   $ 5,874,445             $ 5,212,768
Fidelity Magellan Fund                                          11,407,685               8,592,075
Fidelity Low-Priced Stock Fund                                     910,808                 557,279
Fidelity Retirement Money Market Portfolio                       4,255,415               1,285,046
Fidelity Managed Income Portfolio II, Class 3                   45,869,311                      --
Fidelity Interest Income Fund                                           --              46,376,129
MSIF Global Value Equity Portfolio                                 167,244                 135,876
Armstrong Holdings, Inc. Common Stock                            1,224,221               1,259,667
Fidelity Overseas Fund                                             429,915                 147,730
Fidelity OTC Portfolio                                           2,806,378               2,164,037
Fidelity Asset Manager Fund                                      1,372,776               1,387,574
Fidelity Asset Manager: Income Fund                                102,951                 112,187
Fidelity Asset Manager: Growth Fund                                947,482                 914,506
MSIF Trust Mid Cap Core Portfolio                                  997,078                 749,714
MSIF Trust Value Portfolio                                         200,814                 152,264
Fidelity Equity Income Fund                                      1,611,196                      --
Fidelity Intermediate Bond Fund                                  2,602,281                      --
Fidelity Freedom 2010 Fund                                         257,165                      --
Fidelity Freedom 2020 Fund                                          90,330                      --
Fidelity Freedom 2030 Fund                                         201,663                      --
Fidelity Freedom 2040 Fund                                           1,840                      --
Fidelity Freedom Income Fund                                        35,811                      --
Participant Loans                                                2,327,631               1,750,836
                                                        ------------------      ------------------
Total investment in Master Trust                               $83,694,440             $70,797,688
                                                        ==================      ==================

The amounts of net appreciation (depreciation) in fair value of investments of the Master Trust for the years ended September 30, 2003 and 2002 are presented below:

                    Investment                                     2003             2002
                    ----------                                  ----------    -----------
Spartan US Equity Index Fund                                    $1,123,606    $(1,481,997)
Fidelity Magellan Fund                                           1,814,826     (2,444,865)
Fidelity Low-Priced Stock Fund                                     173,823         (6,426)
MSIF Global Value Equity Portfolio                                  21,782        (31,673)
Armstrong Holdings, Inc. Common Stock                              153,363     (1,196,399)
Fidelity Overseas Fund                                              84,369        (24,084)
Fidelity OTC Portfolio                                             742,640       (200,601)
Fidelity Asset Manager Fund                                        210,022       (189,410)
Fidelity Asset Manager: Income Fund                                 11,419         (5,906)
Fidelity Asset Manager: Growth Fund                                159,490       (177,555)
MSIF Trust Mid Cap Core Portfolio                                  246,677       (200,181)
MSIF Trust Value Portfolio                                          41,623        (52,399)
Fidelity Equity Income Fund                                        152,517             --
Fidelity Intermediate Bond Fund                                     23,749             --
Fidelity Freedom 2010 Fund                                          16,804             --
Fidelity Freedom 2020 Fund                                           7,473             --
Fidelity Freedom 2030 Fund                                          (2,176)            --
Fidelity Freedom 2040 Fund                                             140             --
Fidelity Freedom Income Fund                                         1,038             --
                                                                ----------    -----------
Total net appreciation (depreciation)                           $4,983,185    $(6,011,496)
                                                                ==========    ===========

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

(4)  Benefits

     Under terms of the Plan, a participant (or a beneficiary) is eligible for benefits upon retirement, termination of employment, or death before retirement. Disbursement of the total amount credited to a participant's account is payable (i) in a lump sum or (ii) in the case of retirement, partial disbursements are allowed.

     In addition, an active employee may elect to withdraw all or any part of his account attributable to after-tax contributions. Before reaching age 59 1/2, an active employee may withdraw his pretax contributions from the Sheltered Account, provided he can demonstrate financial hardship. Such employee shall be ineligible to make contributions for a 12-month period. On June 25, 2002, the Plan was amended with respect to hardship withdrawals made after December 31, 2002 to reduce the contribution suspension period to a 6-month period. An active employee may elect to withdraw all or any portion of his account balance in the Tax-Deductible (MIRA) and Rollover Accounts.

     Under the rules of the Plan, the participant may borrow up to the lessor of 50% of his vested balance or $50,000. The money borrowed must come from the Sheltered, Age 50 catch-up, Company match, AWP profit sharing, Rollover, or Standard Accounts. The amount of the loan is transferred to a Loan Reserve pledged as security for the loan and is evidenced by a promissory note payable to the Plan. Interest rates are determined periodically by the Retirement Committee in accordance with prevailing interest rates. The loans are reflected in the Loan Portfolio investment fund. Loan repayments are made by payroll deductions or in a manner agreed to by the employee and the Plan Administrator.

(5)  Obligation for Benefits

     All the funds of the Plan are held by investing institutions appointed by Armstrong under a trust agreement or investment contract. Benefits under the Plan are payable only out of these funds. Armstrong has no legal obligation to make any direct payment of benefits accrued under the Plan. Except as may be provided in an investment contract, neither Armstrong nor any investing institution guarantees the funds of the Plan against any loss or depreciation or guarantees the payment of any benefit hereunder. Although Armstrong has not expressed any intent to terminate the Plan, it may do so at any time. In case of termination or partial termination, the total amount in each employee's account will be distributed as the Plan Administrator directs.

(6)  Eligibility

     Most hourly employees of Armstrong or any participating affiliated company which adopts this plan are eligible to participate. This includes hourly employees in a collective bargaining unit where the collective bargaining agent for that unit agrees to coverage under the Plan. Eligible participants who leave Armstrong and are later reemployed can resume participation in the Plan on the date of rehire.

(7)  Federal Income Taxes

     The Internal Revenue Service issued its latest determination letter on November 25, 2003, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. In the opinion of the Plan administrator and the Plan's qualified tax adviser, the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

(8)  Master Trust Agreement

     The Plan established a Master Trust Agreement with Fidelity Management Trust Company whereby the Plan assets are commingled and invested with the assets of the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc. and the Bonus Replacement Retirement Plan of Armstrong World Industries, Inc. Prior to December 20, 2002, the assets were also commingled with the assets of the Armstrong Wood Products Salaried Employees' Profit Sharing Plan, the Armstrong Wood Products Non-union Hourly 401(k) Plan, the Robbins Hardwood Flooring Inc. Employees' Retirement Savings Plan, the Hartco Flooring Co. Bargaining Employees Retirement Savings Plan, and the Hartco Flooring Co. Retirement Savings Plan. Separate accounting for each plan under the Master Trust Agreement is maintained. The Plan has an undivided interest in the assets of this trust, and ownership is represented by proportionate dollar interest. The following summarizes the financial information of the Master Trust at September 30, 2003 and 2002:

                                                                September 30, 2003               September 30, 2002
                                                          -----------------------------    -----------------------------
                                                             Cost          Fair Value          Cost         Fair Value
                                                          -------------   -------------    -------------   -------------
     Cash equivalents                                     $  16,785,399   $  16,785,399    $  16,510,231   $  16,510,231
     Armstrong Holdings, Inc. Common Stock                   21,913,297       2,679,635       25,269,658       2,905,155
     Investment in registered investment companies          198,165,001     201,621,042      204,702,712     164,805,422
     Fixed income investment contracts                               --              --      176,543,179     176,543,179
     Investment in common/collective trusts                 181,386,980     181,386,980               --              --
     Participant loans                                        6,443,352       6,443,352        6,163,258       6,163,258
                                                          -------------   -------------    -------------   -------------
          Total investments in Master Trust               $ 424,694,029   $ 408,916,408    $ 429,189,038   $ 366,927,245
                                                          =============   =============    =============   =============

     Plan's interest in Master Trust                      $  92,654,651   $  83,694,440    $  86,502,543   $  70,797,688
     Plan's percentage in Master Trust                             21.8%           20.5%            20.2%           19.3%

     During 2003 and 2002, the Master Trust's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                                                          2003             2002
                                                                                       -----------      -----------
     Net appreciation (depreciation) in Master Trust                                   $35,812,595    ($41,014,128)
     Allocated net appreciation (depreciation) in Master Trust                         $ 4,983,185     ($6,011,496)

     During 2003 and 2002, interest and dividends in the Master Trust were as follows:

                                                                                          2003             2002
                                                                                       -----------      -----------
     Interest and dividends in Master Trust                                            $11,252,478      $12,841,359
     Allocated interest and dividends from investment in Master Trust                  $ 2,675,923      $ 2,948,394

     All of the above information was certified as complete and accurate by the trustee at September 30, 2003 and 2002 and for the years then ended.

(9)  Chapter 11 Reorganization of Armstrong

     Plan of Reorganization

     On November 4, 2002, Armstrong filed a Plan of Reorganization with the United States Bankruptcy Court for the District of Delaware ("the Bankruptcy Court"). During 2003, Armstrong filed several amendments to the plan with the Bankruptcy Court, along with various exhibits. The Fourth Amended Plan of Reorganization, with certain exhibits, was filed on May 23, 2003 (and, as so amended and as modified by modifications filed with the Bankruptcy Court on October 17, 2003 and November 10, 2003, it is referred to in this report as the "POR"). During 2003, the POR was submitted for a vote by Armstrong's creditors for its approval. It was approved by each creditor class that was entitled to vote on the POR except the class of unsecured creditors. On November

                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

     17 and 18, 2003, the Bankruptcy Court held a hearing on confirmation of the Plan and on December 19, 2003, issued proposed findings of fact and conclusions of law and a proposed order confirming the POR, notwithstanding the rejection of the POR by the class of unsecured creditors. On December 29, 2003, the Unsecured Creditors' Committee filed an objection to the Bankruptcy Court's proposed findings of fact and conclusions of law and the proposed order of confirmation of the POR. This objection remains pending with the U.S. District Court. Confirmation of the POR requires action of the U.S. District Court, as well as the Bankruptcy Court, in accordance with the Bankruptcy Code. At this time, the District Court judge involved in the Chapter 11 Case has stayed all proceedings before him concerning the Chapter 11 Case. See "Recent Developments and Next Steps in the Chapter 11 Process."

     Disclosure Statement

     In connection with the vote of creditors on the POR, Armstrong was required to prepare a disclosure statement concerning its business and the POR, including certain projected financial information assuming an Effective Date of the POR as July 1, 2003, intended to demonstrate to the Bankruptcy Court the feasibility of the POR and Armstrong's ability to continue operations upon its emergence from Chapter 11. On May 30, 2003, the Bankruptcy Court approved the disclosure statement for distribution to parties in interest in the Chapter 11 Case. The projected financial information included in the disclosure statement was updated in certain respects by information submitted to the Bankruptcy Court in connection with the Bankruptcy Court's November 2003 hearing on confirmation of the POR. The projected financial information was prepared for the limited purposes of consideration by the Bankruptcy Court, creditors and other parties in interest in the Chapter 11 Case of matters pertinent to the case. As indicated in the disclosure statement, the projected financial information and various estimates of value therein provided should not be regarded as representations or warranties by Armstrong or any other person. There is no assurance that any such projection or valuation will be realized. The projected financial information and estimates of value were prepared by Armstrong and its financial advisors and have not been audited or reviewed by independent accountants. The projections will not be updated on an ongoing basis. At the time they were prepared, the projections reflected numerous assumptions concerning reorganized Armstrong's anticipated future performance and with respect to prevailing and anticipated market and economic conditions, which were and remain beyond our control and which may not materialize. Projections are inherently subject to significant and numerous uncertainties and to a wide variety of significant business, economic and competitive risks and the assumptions underlying the projections may be wrong in a material respect. Actual results may vary significantly from those contemplated by the projections.

     Consideration to be Distributed under the POR (unaudited)

     Under the POR, the existing equity interests in Armstrong (including all of its outstanding shares of common stock) will be cancelled. The POR provides for the distribution of warrants to purchase shares of reorganized Armstrong (the "Warrants") to the holders of Armstrong's existing common stock. The terms of the Warrants are provided in an exhibit to the POR. Generally, the Warrants would permit the purchase of 5% of the common stock of reorganized Armstrong on a fully diluted basis upon exercise of all the Warrants, would be exercisable at any time during the seven years after the effective date of the POR, and would permit the purchase of shares at an exercise price of $37.50, which is equal to 125% of the $30.00 per share equity value of reorganized Armstrong. It is expected that warrants held inside the Plan will not be exercisable to purchase the common stock of reorganized Armstrong. Warrants held in the Plan may be sold by participants, with the monies reinvested among any of the investment funds available in the Plan. Whether any value will be realized from the Warrants will depend on whether the market value of reorganized Armstrong's new common stock reaches a value in excess of the exercise price of the Warrants during the period that they may be exercised. Armstrong Holdings Inc.'s ("AHI") shareholders were not entitled to vote on the POR. However, AHI's shareholders were sent the Disclosure Statement and the POR. If the POR is implemented, the only value that will be available to AHI shareholders is their ratable share of the Warrants available upon the contemplated dissolution of AHI. See AHI's Plan of Dissolution below.

                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

     Armstrong Holdings, Inc's Plan of Dissolution, Winding Up and Distribution ("Plan of Dissolution")

     In connection with the implementation of the POR, the Warrants will be issued to AHI (or a wholly-owned subsidiary of AHI). The Board of Directors of AHI has determined that it is not practicable for AHI to continue in operation as an on-going business owning the Warrants, which will then be AHI's only asset. Accordingly, the Board of Directors of AHI approved and recommended to AHI shareholders the Plan of Dissolution, whereby AHI will voluntarily dissolve and wind up its affairs in accordance with Pennsylvania law and, subject to completion of AHI's winding up (including the satisfaction of any liabilities of AHI), distribute any remaining Warrants to the shareholders. At a special meeting of AHI shareholders held on January 7, 2004, the Plan of Dissolution was approved by the AHI shareholders. The POR provides that Armstrong will pay the costs and expenses incurred in connection with administering AHI's Plan of Dissolution.

     Recent Developments and Next Steps in the Chapter 11 Process

     In order for the POR to be confirmed, the U.S. District Court must issue findings of fact and conclusions of law in support of confirmation of the POR, enter or affirm an order confirming the POR and issue the "524(g) injunction" which is part of the POR. In certain other companies' asbestos-related Chapter 11 cases, motions for recusal were filed in 2003 against U.S. District Court Judge Alfred M. Wolin, who is jointly administering with the Bankruptcy Court the asbestos-related issues in the Chapter 11 cases of five companies, including Armstrong. The Unsecured Creditors' Committee requested that in the event Judge Wolin is recused in the other cases, he also be recused in Armstrong's case. Judge Wolin has stayed further proceedings in all five cases before him, including Armstrong's Chapter 11 Case. On February 2, 2004, Judge Wolin denied the motions for recusal. An appeal of Judge Wolin's ruling is currently pending, with oral argument before the U.S. Court of Appeals for the Third Circuit scheduled for April 19, 2004. Armstrong is uncertain as to the impact, if any, beyond the present delay in confirmation of the POR that the motions and appeal will have on Armstrong's Chapter 11 proceedings, and when confirmation of the POR will be considered by the U.S. District Court is uncertain.

     Common Stock

     As a result of Armstrong filing the POR on November 4, 2002, the New York Stock Exchange stopped trading on the Exchange of the common stock of Armstrong Holdings, Inc. (traded under the ticker symbol "ACK"). Armstrong Holdings, Inc.'s common stock resumed trading in the over-the-counter (OTC) Bulletin Board under the ticker symbol "ACKHQ."

     Conclusion

     Although the POR has been developed, implementation of the POR is subject to confirmation of the POR in accordance with the provisions of the Bankruptcy Code and satisfaction after consummation of certain conditions, as provided by the POR. Armstrong is unable to predict when and if the POR will be confirmed. Therefore, the timing and terms of a resolution of the Chapter 11 Case remain uncertain.